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FOR IMMEDIATE RELEASE:

For More Information Contact:

The Franklin Templeton Fund Information Department (1-800-342-5236). Members of the media should contact Franklin Templeton Public Relations at 650-312-4701.

               TEMPLETON VIETNAM OPPORTUNITIES FUND, INC. ["TVF"]
                      COMMENCES TENDER OFFER FOR ITS SHARES

         Ft. Lauderdale, Florida, December 19, 1997 - Templeton Vietnam Opportunities Fund, Inc. (the "Fund") announced today that it has commenced a tender offer for up to 4,029,302 shares of its common stock, representing approximately 50% of its outstanding shares. The offer is for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on January 20, 1998, the expiration date, unless the offer is extended. On December 15, 1997, the net asset value of a share of the Fund was $8.07 per share. The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard time, on January 20, 1998, unless the offer is extended. If the offer is extended beyond January 20, the purchase price for the shares will be equal to the net asset value per share determined as of the close of the regular trading session of the NYSE on the expiration date, as extended. If more than 4,029,302 shares are tendered and not withdrawn prior to the expiration date of the tender offer, the Fund intends to extend the expiration date of the offer by ten business days in order to give shareholders who may not have initially tendered their shares an opportunity to tender their shares.

         The purpose of the tender offer is to provide shareholders who may no longer wish to participate in the Fund with the opportunity to sell their shares to the Fund at net asset value. At the time of the Fund's initial public offering, the Fund's prospectus stated that, if at least 65% of the Fund's total assets were not invested in the equity and debt securities of Vietnam Companies (as defined in the prospectus) by October 1, 1997, management of the Fund would call a shareholders meeting to vote either on a proposal to modify the Fund's investment policies (and to change the name of the Fund) or on a proposal to liquidate the Fund. The securities markets in Vietnam have not developed to the point where the Fund was able to achieve this 65% target and the Fund's shares have generally traded on the NYSE at a discount from their net asset value. Accordingly, to assist those investors who no longer desire to remain shareholders of the Fund, the Fund's Board of Directors determined that the Fund should conduct this tender offer, to the extent consistent with the best interests of the Fund. Neither the Fund nor its Board of Directors is making any recommendation to the Fund's shareholders regarding the tendering of shares.

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         After completion of the offer, the Fund intends to hold its Annual
Meeting of Shareholders on or before March 31, 1998 to determine the future of the Fund. If 4,029,302 or fewer of the Fund's shares are tendered and not withdrawn, the Board intends to submit to shareholders a proposal to change the name of the Fund to "Templeton Vietnam and Southeast Asia Fund, Inc.," and to change the Fund's investment policies to expand its ability to invest in other Southeast Asian countries, while continuing to focus its investment program on Vietnam. The new policies would allow the Fund to invest its assets in Vietnam as that country's markets develop, while giving it the flexibility to invest in other Southeast Asian countries. In the event that an organized securities market develops in Vietnam, the Fund would have the ability to invest a significant amount of its assets in Vietnam. If more than 4,029,302 of the Fund's shares are tendered and not withdrawn, the Board currently intends to submit to shareholders a proposal to liquidate the Fund. Any solicitation of proxies by the Fund in connection with the Annual Meeting will be made only pursuant to separate proxy materials filed under federal securities laws.

         While the tender offer is for cash, tendering shareholders may elect to direct that all or a portion of their tender proceeds be used to purchase, at no sales charge, Class I shares of certain open-end investment companies distributed by Franklin/Templeton Distributors, Inc. (the "Alternative Funds"). Although the ability to purchase shares of an Alternative Fund has been made available as a convenience to the Fund's shareholders, neither the Fund nor its Board of Directors is making any recommendation as to whether shareholders should elect to apply their tender proceeds towards the purchase of Alternative Fund shares.

         The terms and conditions of the offer are set forth in the Fund's Offer to Purchase dated December 19, 1997 and the related Letter of Transmittal. Questions and requests for assistance or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents should be directed to the Information Agent, ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, 14th Floor, New York, New York 10001, or by calling 1-800-851-9671. Banks and broker-dealers should call (212) 273-8293. ChaseMellon is also acting as the depositary for the offer. Requests for current net asset value quotations should be directed to Franklin Templeton's Fund Information Department at 1-800-DIAL-BEN (1-800-342-5236).

         The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment manager is Templeton Asset Management Ltd. and whose lead portfolio manager is Dr. J. Mark Mobius. The Fund currently has net assets approximating $65 million. The Fund's investment manager is a subsidiary of Franklin Resources, Inc. (NYSE: BEN). Franklin's main business is the $217 billion Franklin Templeton Group. Franklin has its headquarters at 777 Mariners Island Blvd., San Mateo, California 94404.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.


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